FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

2Q18 Earnings Report

July 26, 2018

Contents Page

CONTACT INFORMATION Investor Relations Department Banco Santander Chile Bandera 140 Floor 19 Santiago, Chile Tel: (562) 2320-8284 Email: irelations@santander.cl Website: www.santander.cl

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	Jun-18	Jun-17	% Change
Total assets	37,589,238	34,806,430	8.0%
Gross customer loans	29,233,928	27,156,024	7.7%
Customer deposits	20,809,352	19,255,177	8.1%
Customer funds	26,366,380	24,818,118	6.2%
Total shareholders’ equity	2,999,879	2,895,250	3.6%

Income Statement (Ch$mn)	6M18	6M17	% Change
Net interest income	700,045	662,609	5.6%
Net operating profit before provisions for loan losses	920,708	908,475	1.3%
Provision for loan losses	(155,406)	(150,372)	3.3%
Net fee and commission income	154,318	144,661	6.7%
Op expenses excluding impairment and other op. exp.	(356,882)	(343,291)	4.0%
Operating income	388,529	360,465	7.8%
Income before tax	391,530	362,070	8.1%
Net income attributable to equity holders of the Bank	305,531	292,811	4.3%

Profitability and efficiency	6M18	6M17	Change bp
Net interest margin (NIM) [1]	4.5%	4.4%	9
Efficiency ratio[2]	39.6%	40.2%	(56)
Return on avg. equity	20.0%	20.3%	(25)
Return on avg. assets	1.7%	1.6%	5
Core Capital ratio	10.0%	10.7%	(65)
BIS ratio	12.8%	13.6%	(84)
Return on RWA	2.1%	2.2%	(3)

Asset quality ratios ()%	Jun-18	Jun-17	Change bp
NPL ratio[3]	2.2%	2.2%	6
Coverage of NPLs ratio [4]	123.9%	136.2%	(1,231)
Cost of credit[5]	1.1%	1.1%	(1)

Structure (#)	Jun-18	Jun-17	Change ()%
Branches	376	406	(7.4)%
ATMs	1,001	1,059	(5.5)%
Employees	11,453	11,068	3.5%

Market capitalization	6M18	6M17	Change ()%
Net income per share (Ch$)	1.62	1.55	4.3%
Net income per ADR (US$)	0.99	0.94	5.9%
Stock price (Ch$/per share)	51.27	42.24	21.4%
ADR price (US$ per share)	31.43	25.41	23.7%
Market capitalization (US$mn)	14,435	11,971	20.6%
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1 NIM = Net interest income annualized divided by interest earning assets.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.

4. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue.

5. Provision expense annualized divided by average loans.

1

Section 2: Summary of results1

Net income attributable to shareholder increased 4.3% YoY and ROAE of 20.0% in 6M18

Net income attributable to shareholders in 2Q18 totaled Ch$154,515 million (Ch$0.82 per share and US$0.50 per ADR), increasing 2.3% compared to 1Q18 from now on QoQ) and increasing 2.7% compared to 2Q17. Operating income in the quarter increased 6.7% YoY in 2Q18 as business activity continued to accelerate in line with the improved economic outlook. This was partially offset by a higher effective tax rate. The Bank's ROAE in 2Q18 reached a solid 20.5%.

Net income attributable to shareholders accumulated up to June 2018 totaled Ch$305,531 million, increasing 4.3%. Operating income increased 7.8% and the YTD ROAE reached 20.0%.

Loan growth accelerating in all segments in the quarter

Total loans increased 7.7% YoY and 3.1% QoQ in 2Q18, driven by greater economic activity, a higher level of investment and greater business confidence. This has led to strong commercial growth with loans in SCIB2 increasing 3.3% QoQ and 3.9% YoY and loans in the Middle-market growing 5.9% QoQ and 14.2% YoY as these companies increase their activities and need for funding. Retail banking loans also accelerated in the quarter and increased 2.0% QoQ and 5.6% YoY with growth from loans to individuals growing 2.1% QoQ and 6.5% YoY.

Demand deposits increase 12.9% YoY. Cost of funds3 continues to improve

In 2Q18, the Bank’s total deposits increased 3.3% QoQ and 8.1% YoY. The Bank’s non-interest bearing demand deposits continued to grow strongly, increasing 12.9% YoY. The growth of demand deposits has been driven by double digit growth in all business segments led by SCIB which expanded 20.6% and Individuals 15.7%. In 2Q18, time deposits growth also accelerated and grew 6.0% as clients started to shift back to lower risk investments given the volatility experienced in the global and local equity markets. This growth in total deposits continues to contribute to a lower cost of funding for the Bank and as a result, the total average cost of deposits including demand and time deposits decreased from 2.0% in 6M17 to 1.7% in 6M18. The Bank’s liquidity levels also remained healthy in the quarter. Our LCR4 ratio reached 122.9% and the NSFR5 ratio reached 109.0% as of June 30, 2018.

1.The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).

2.Santander Corporate and Investment Banking formerly GBM.

3. Interest expense divided by sum of average interest bearing liabilities and demand deposits

4. LCR= Liquidity Coverage Ratio under ECB rules. These are not the Chilean models

5. NSFR= Net Stable Funding Ratio according to internal methodology.

2

NIMs stable at 4.5% in 2Q18

The Bank’s net interest margin (NIM) in 2Q18 reached 4.5% in 2Q18 stable QoQ and 10bp lower compared to 2Q17. Loan growth in the quarter was mainly driven by SCIB, Middle Market and mortgages that are generally lower yielding than consumer loans. On the other hand, the improved funding mix and stable cost of credit has offset the lower yielding asset mix. This is reflected in the 5.6% YoY growth of Net interest income (NII) in 6M18 and the YTD NIM that reached 4.5% compared to 4.4% in 6M17.

Asset quality stable QoQ. Cost of credit remains stable at 1.1%.

Provision for loan losses increased 4.6% compared to 2Q17 and 6.1% compared to 1Q18. In the quarter, the Bank provisioned and charged-off various specific commercial loan positions leading to a higher provision expense. The Bank’s overall asset quality remained healthy in the quarter. The cost of credit remained stable at 1.1% of loans as the Bank expected loans loss ratio (Loan loss allowance over total loans) improved slightly to 2.8% in the quarter. The total NPL ratio reached 2.2% as of June 2018, a decrease from the 2.3% in 1Q18 and stable compared to the 2.2% in 2Q17. The impaired loan ratio decreased 10bp compared to 2Q17 and 20bp QoQ to 6.2%. The slight improvement in both the NPL and impaired loan ratio along with a lower expected loss ratio reflects the more positive economic trends in Chile in 2018. As a result, in 6M18 the Bank’s total cost of credit remained stable at 1.1% compared to 6M17 and the Bank’s NIM, net of risk6 increased 9bp to 3.5%.

Greater customer loyalty & satisfaction fueling fee growth

In 2Q18, fee income increased 4.4% compared to 1Q18 and 9.7% compared to 2Q17. In 6M18 fee income has grown 6.7% compared to 6M17. By products, the biggest contributor to fee income growth was collection fees due to higher rebates paid by insurance companies. The effects of cross-selling were reflected in the increase in loyal clients and the consequential strong growth seen in credit and debit card fees, insurance brokerage fees and asset management.

6. NIM, net of risk = NII net of provision expense over average interest earning assets

3

Continued improvements in productivity and digitalization lead to an efficiency ratio of 39.6% in 6M18

The Bank’s efficiency ratio reached 39.6% in 6M18 compared to 40.2% in the same period of last year. The improvement of the efficiency ratio is due to the various initiatives that the Bank has been implementing to improve productivity and efficiency. In 2Q18, Operating expenses, excluding Impairment and Other operating expenses, increased 8.9% QoQ and increased 6.6% YoY. The increase compared to last quarter is mainly due to seasonality. The rise compared to 2Q17 is mainly due to an increase in administration expenses related to our digital investments. The efficiency ratio in 2Q18 reached 40.5% compared to 40.4% in 2Q17.

A weaker quarter for results from financial transactions

Results from Total financial transactions, net was a gain of Ch$18,560 million in 2Q18, a decrease of 47.6% compared to 2Q17 and of 20.1% compared to 1Q18 mainly from lower results from the Bank’s Asset and Liability Management (ALM) recorded Non-client treasury income in the quarter. The Bank’s fixed income liquidity portfolio is mainly comprised of Chilean sovereign risk and U.S. treasuries.

Annual dividend paid in the quarter. Core capital ratio at 10.0% and BIS ratio at 12.8%.

In April 2018, the Bank paid its annual dividend equivalent to 75% of 2017 earnings or Ch$2.25/share. The dividend yield, considering the register date in Chile on April 19, 2018, was 4.2%. After the payment of this dividend the bank’s capital ratios remained solid. The Bank’s core capital ratio7 was 10.0% and the total BIS ratio8 to 12.8% as of June 30, 2018.

7. Core Capital ratio = Shareholders’ equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.

8. BIS ratio: Regulatory capital divided by RWA.

4

Summary of Quarterly Results (Ch$ Million)

	Quarter			Change%
	2Q18	1Q18	2Q17	2Q18/2Q17	2Q18/1Q18
Net interest income	353,330	346,715	344,034	2.7%	1.9%
Net fee and commission income	78,824	75,494	71,838	9.7%	4.4%
Total financial transactions, net	18,560	23,221	35,405	(47.6)%	(20.1)%
Provision for loan losses	(80,001)	(75,405)	(76,510)	4.6%	6.1%
Operating expenses (excluding Impairment and Other operating expenses)	(186,031)	(170,851)	(174,511)	6.6%	8.9%
Impairment, Other op. income & expenses	8,326	(3,653)	(19,297)	(143.1)%	(327.9)%
Operating income	193,008	195,521	180,959	6.7%	(1.3)%
Net income attributable to shareholders	154,515	151,016	150,436	2.7%	2.3%
Net income/share (Ch$)	0.82	0.80	0.80	2.7%	2.3%
Net income/ADR (US$)[1]	0.50	0.53	0.48	4.3%	(5.4)%
Total loans	29,233,928	28,344,394	27,156,024	7.7%	3.1%
Deposits	20,809,352	20,144,383	19,255,177	8.1%	3.3%
Shareholders’ equity	2,999,879	3,169,855	2,895,250	3.6%	(5.4)%
Net interest margin	4.5%	4.5%	4.6%
Efficiency ratio[2]	40.5%	38.7%	40.4%
Return on equity[3]	20.5%	19.4%	20.8%
NPL / Total loans[4]	2.2%	2.3%	2.2%
Coverage NPLs	123.9%	122.9%	136.2%
Cost of credit[5]	1.1%	1.1%	1.1%
Core Capital ratio[6]	10.0%	11.1%	10.7%
BIS ratio	12.8%	14.0%	13.6%
Branches	376	379	406
ATMs	1,001	948	1,059
Employees	11,453	11,444	11,068

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.

4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.

5. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures

6. Core capital ratio = Shareholders’ equity divided by risk-weighted assets according to SBIF BIS I definitions.

5

Section 3: YTD Results by reporting segment

Net contribution from business segments affected by lower rate of return on capital

Year to date results (Ch$ Million)

	Retail Banking[1]	Middle market[2]	SCIB[3]	Total segments[4]
Net interest income	472,149	133,312	48,553	654,014
Change YoY	(2.8)%	1.2%	(2.4)%	(2.0)%
Net fee and commission income	111,838	18,197	18,659	148,694
Change YoY	6.2%	0.3%	12.8%	6.2%
Core revenues	583,987	151,510	67,212	802,953
Change YoY	(1.2)%	1.0%	1.4%	(0.5)%
Total financial transactions, net	9,969	7,292	22,892	40,153
Change YoY	5.5%	8.1%	(25.4)%	(14.4)%
Provision for loan losses	(135,845)	(13,316)	(314)	(149,475)
Change YoY	(6.3)%	167.2%	(117.6)%	0.9%
Net operating profit from business segments[5]	458,111	145,486	89,790	693,387
Change YoY	0.6%	(4.1)%	(9.1)%	(1.8)%
Operating expenses[6]	(270,527)	(45,957)	(32,086)	(348,570)
Change YoY	3.7%	(0.2)%	8.2%	3.5%
Net contribution from business segments[7]	187,584	99,529	57,704	344,817
Change YoY	(3.5)%	(5.8)%	(16.5)%	(6.6)%

1. Retail consists of individuals and SMEs with annual sales below Ch$1,200 million.

2. Middle-market is made up of companies with annual sales exceeding Ch$1,200 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.

3. Santander Corporate & Investment Banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million. Formerly called GBM

4. Excludes the results from Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.

5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses.

6. Operating expenses = personnel expenses +administrative expenses + depreciation.

7. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Net contribution from our business segments decreased 6.6% YoY in 6M18 compared to the same period of 2017. At the beginning of 2018 the Bank adjusted the profitability of the capital assigned to each segment, in line with the lower interest rates. This lowered net interest income earned by the segments and increased net interest income earned by our Financial Management division.

The net contribution from Retail banking decreased 3.5% YoY. Core revenues (net interest income + fees) decreased 1.2% YoY driven by a 6.2% YoY increase in Commissions. This rise in revenues was complemented by decrease in provisions of 6.3% YoY, in line with loan growth in this segment. Operating expenses in this segment were controlled, increasing only 3.7%. Net contribution from the Middle-market decreased 5.8% YoY in 6M18. Core revenues in this segment grew 1.0%, led by a 1.2% increase in net interest revenue due to increasing loan volumes in this segment. Provision expense increased due loan growth and the charge-off and higher provisions for various specific loan position in 2Q18. Net contribution from SCIB decreased 16.5% YoY in 6M18. Core revenues increased 1.4% YoY and income from financial transactions decreased 25.4% due to lower business activity in our Client Treasury business. This was partially compensated by a decrease in provisions.

6

Section 4: Loans, funding and capital

Loans

Loan growth accelerating in the quarter in all segments

Total loans increased 7.7% YoY and 3.1% QoQ in 2Q18, driven by greater economic activity, a higher level of investment and greater business confidence. This has led to strong commercial growth with loans in SCIB increasing 3.3% QoQ and 3.9% YoY and Loans in the Middle-market growing 5.9% QoQ and 14.2% YoY as these companies increase their activities and need for funding. These loans are generally lower yielding than retail loans, however as these signs of growing investment strengthen, activities in higher yielding segments and non-lending operations should also increase.

Loans by segment (Ch$ Million)

	Quarter			Change%
	2Q18	1Q18	2Q17	2Q18/2Q17	2Q18/1Q18
Total loans to individuals[1]	15,975,689	15,650,246	15,005,163	6.5%	2.1%
Consumer loans	4,641,646	4,595,908	4,469,821	3.8%	1.0%
Residential mortgage loans	9,523,157	9,269,711	8,861,371	7.5%	2.7%
SMEs	3,796,553	3,730,718	3,719,986	2.1%	1.8%
Retail banking	19,772,242	19,380,964	18,725,149	5.6%	2.0%
Middle-market	7,387,742	6,975,218	6,470,422	14.2%	5.9%
Corporate & Investment banking	1,948,723	1,886,261	1,876,105	3.9%	3.3%
Total loans[2]	29,233,928	28,344,394	27,156,024	7.7%	3.1%

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.

2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 3 of the Financial Statements.

3. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Retail banking loans increased 2.0% QoQ and 5.6% YoY with growth from Loans to individuals growing 2.1% QoQ and 6.5% YoY. Mortgage loans increased 2.7% QoQ and 7.5% YoY in line with our expectations for the year and Consumer loans increased 1.0% QoQ and 3.8% YoY. Loan growth among middle and high-income earners increased 2.4% QoQ and 7.7% YoY while loans to the lower income segment fell 8.3% QoQ and 26.9% YoY as we reduce our exposure to the last credit card product remaining from Banefe. However, the launch of Santander Life (a new generation of digital products aimed at the mass consumer market) at the end of 2017 is helping us to gain more clients from the mass income segment, while the Meritolife component that rewards positive credit behavior, mitigates the risk associated with this segment. At the end of June 2018, Life had 16,600 clients, 70% of which are new clients to the Bank. Approximately 25% of new account plans sold to individuals are Life plans. We expect retail loans, especially consumer lending, to also begin to accelerate once economic growth begins to have a more significant effect on the level of employment and wages.

7

Loans to SMEs increased 1.8% QoQ and 2.1% YoY. The Bank continues to maintain a conservative stance regarding loan growth in this segment by focusing on larger, less riskier SMEs that generate higher non-lending revenues as well.

Funding and Liquidity

Cost of funds continues to improve

Funding (Ch$ Million)

	Quarter			Change%
	2Q18	1Q18	2Q17	2Q18/2Q17	2Q18/1Q18
Demand deposits	8,127,758	8,175,608	7,195,893	12.9%	(0.6)%
Time deposits	12,681,594	11,968,775	12,059,284	5.2%	6.0%
Total Deposits	20,809,352	20,144,383	19,255,177	8.1%	3.3%
Mutual Funds brokered[1]	5,557,028	5,386,644	5,562,941	(0.1)%	3.2%
Bonds	8,020,395	7,795,573	7,045,748	13.8%	2.9%
Adjusted loans to deposit ratio[2]	98.1%	98.0%	100.3%
LCR [3]	122.9%	125.0%	123.1%
NSFR [4]	109.0%	108.8%	102.9%

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.

2. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank’s mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans funded with long term bonds in the numerator of our ratio.

3. Liquidity Coverage Ratio calculated according to ECB rules. Chilean ratios to be published commencing in Oct. 2018.

4. Net Stable Funding Ratio calculated using internal methodology. Chilean ratios are still under construction.

In 2Q18, the Bank’s total deposits increased 3.3% QoQ and 8.1% YoY. The Bank’s non-interest bearing demand deposits continued to grow strongly, reaching an increase of 12.9% YoY and a slight decrease since March 2018 when demand deposits are seasonally higher due to the tax contributions cycle in Chile. This positive YoY rise in demand deposits was driven by double digit growth in all segments with demand deposits in SCIB increasing 20.6% and among individuals 15.6%. In 2Q18 time deposits grew 6.0% as clients started to shift back to lower risk investments given the volatility experienced in the global and local equity markets. This growth in deposits continues to contribute to a lower cost of funding for the Bank and as a result, the total average cost of deposits including demand and time deposits decreased from 2.0% in 6M17 to 1.7% in 6M18. The Bank’s liquidity levels remain healthy in the quarter. Our LCR ratio reached 122.9% and the NSFR ratio reached 109.0% as of June 30, 2018.

8

Shareholders’ equity and regulatory capital

ROAE9 of 20.5% in 2Q18 and 20.0% in 6M18

Equity (Ch$ Million)

	YTD			Change%
	Jun-18	Mar-18	Jun-17	Jun-18/Jun-17	Jun-17/Mar-18
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,923,022	1,781,818	1,781,818	7.9%	7.9%
Valuation adjustment	(28,318)	(4,348)	17,162	(265.0)%	551.3%
Retained Earnings:
Retained earnings prior periods	-	564,815	-	--%	(100.0)%
Income for the period	305,531	151,016	292,811	4.3%	102.3%
Provision for mandatory dividend	(91,659)	(214,749)	(87,843)	4.3%	(57.3)%
Equity attributable to equity holders of the Bank	2,999,879	3,169,855	2,895,250	3.6%	(5.4)%
Non-controlling interest	43,251	42,613	30,058	43.9%	1.5%
Total Equity	3,043,130	3,212,468	2,925,308	4.0%	(5.3)%
Quarterly ROAE	20.5%	19.4%	20.8%
YTD ROAE	20.0%	19.4%	20.3%

Shareholders’ equity totaled Ch$2,999,879 million as of June 30, 2018 and grew 3.6% YoY. The Bank’s ROAE in 2Q18 reached 20.5% and 20.0% for the six-month period. In April 2018, the Bank paid its annual dividend equivalent to 75% of 2017 earnings or Ch$2.25/share. The dividend yield, considering the register date in Chile on April 19, 2018, was 4.2%. After the payment of this dividend the Bank’s capital ratios remained solid. The Bank’s core capital ratio10 was 10.0% and the total BIS ratio11 to 12.8% as of June 30, 2018. Additionally, in the quarter a regulatory change issued by the SBIF was introduced that amended the methodology for estimating the credit risk weighted asset equivalent of our derivative instruments. This lowered our core capital ratio by 11 basis points in the quarter.

Capital Adequacy (Ch$ Million)

	YTD			Change%
	Jun-18	Mar-18	Jun-17	Jun-18/Jun-17	Jun-17/Mar-18
Tier I (Core Capital)	2,999,879	3,169,855	2,895,250	3.6%	(5.4)%
Tier II	827,024	820,002	799,032	3.5%	0.9%
Regulatory capital	3,826,903	3,989,856	3,694,282	3.6%	(4.1)%
Risk weighted assets	29,945,320	28,530,058	27,133,274	10.4%	5.0%
Tier I (Core Capital) ratio	10.02%	11.11%	10.67%
BIS ratio	12.8%	14.0%	13.6%

9. Return on average equity

10. Core Capital ratio = Shareholders’ equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.

11. BIS ratio: Regulatory capital divided by RWA.

9

Section 5: Analysis of quarterly income statement

Net interest income

Total NII increases 2.7% YoY

Net Interest Income / Margin (Ch$ Million)

	Quarter			Change%
	2Q18	1Q18	2Q17	2Q18/2Q17	2Q18/1Q18
Net interest income	353,330	346,715	344,034	2.7%	1.9%
Average interest-earning assets	31,754,813	30,708,458	29,917,624	6.1%	3.4%
Average loans	28,806,711	27,885,150	27,036,649	6.5%	3.3%
Avg. net gap in inflation indexed (UF) instruments[1]	3,538,721	4,443,462	4,207,443	(15.9)%	(20.4)%
Interest earning asset yield[2]	7.1%	6.9%	7.4%
Cost of funds[3]	2.7%	2.5%	2.8%
Net interest margin (NIM) [4]	4.5%	4.5%	4.6%
Quarterly inflation rate[5]	0.7%	0.6%	0.7%
Central Bank reference rate	2.5%	2.5%	2.5%

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.

2. Interest income divided by average interest earning assets.

3. Interest expense divided by sum of average interest bearing liabilities and demand deposits.

4. Annualized Net interest income divided by average interest earning assets.

5. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 2Q18, Net interest income, NII, increased 2.7% compared to 2Q17. The Bank’s NIM reached 4.5% in 2Q18 compared to 4.6% in 2Q17. As mentioned in the loan section above, loan growth in the quarter was mainly driven by SCIB, Middle Market and mortgages. These loans are generally lower yielding than consumer loans. On the other hand, the greater demand for loan growth from these segments after a prolonged period of depressed growth is also an indicator of a recovering economy which should eventually pass on to other higher yielding segments. At the same time, the change in the consumer loan mix has decreased the average yield earned on consumer loans. For this reason, the average return on interest earning assets fell 30bp compared to 2Q17 to 7.1%, despite similar UF inflation levels. This was partially compensated with a 10bp improvement in the average cost of funds. Loan growth in these segments has also lead to higher growth of non-lending income in these segments such as cash management and checking accounts.

Compared to 1Q18 net interest income increased 1.9% driven by the 3.1% increase in loan volumes in the quarter. The QoQ rise in funding costs in the quarter reflects a rise in market rates in anticipation of a tighter monetary policy on behalf of the Chilean Central Bank as the economy’s growth rate continues to accelerate.

For the second half of the year, we expect margins to remain stable. As a reminder, our liabilities have a shorter duration that our assets signifying that a 100 basis point average rise in short-term interest rates leads to a 10bp decline in NIMs in a 12M period. On the other hand, we have more assets than liabilities linked to inflation so for every 100bp rise in inflation our margins rise 15bp. We expect similar growth trends in commercial lending, accompanied by an acceleration of loan growth in higher yielding retail lending, a slightly higher inflation rate driven by the recent depreciation of the peso and higher short-term rates.

10

Asset quality and provision for loan losses

Asset quality stable QoQ. Cost of credit remaines stable at 1.1%.

Provision for loan losses increased 4.6% compared to 2Q17 and 6.1% compared to 1Q18. The Bank’s cost of credit remained stable at 1.1% of loans as the Bank expected loans loss ratio (Loan loss allowance over total loans) improved slightly to 2.8% in the quarter. The total NPL ratio reached 2.2% as of June 2018, a decrease from the 2.3% in 1Q18 and stable compared to the 2.2% in 2Q17. The impaired loan ratio decreased 10bp compared to 2Q17 and 20bp QoQ to 6.2%. The slight improvement in both the NPL and impaired loan ratio along with a lower expected loss ratio reflects the more positive economic trends in Chile in 2018. By product, provision for loan losses was as follows:

Provision for loan losses (Ch$ Million)

	Quarter			Change%
	2Q18	1Q18	2Q17	2Q18/2Q17	2Q18/1Q18
Consumer loans	(49,571)	(48,841)	(47,754)	3.8%	1.5%
Commercial loans[1]	(32,919)	(25,326)	(26,313)	25.1%	30.0%
Residential mortgage loans	2,488	(1,238)	(2,443)	-%	-%
Provision for loan losses	(80,001)	(75,405)	(76,510)	4.6%	6.1%

1. Includes provision for loan losses for contingent loans.

Provisions for loan losses for consumer loans increased 3.8% compared to 2Q17 and 1.5% compared to 1Q18, in line with volume growth in consumer loans.

As mentioned in previous reports, there was some deterioration in the asset quality of consumer loans towards the end of 2017 due to the negative impacts of lower economic growth. As of June 2018, asset quality has begun to improve with the consumer NPL ratio decreasing from 2.4% in March 2018 to 2.2% and the impaired consumer loan ratio also improving in the quarter, from 6.8% in 1Q18 to 6.4% in 2Q18.

Provisions for loan losses for commercial loans increased 30.0% compared to 1Q18 and 25.1% compared to 2Q17 mainly explained by the provisioning and charge-off of various specific commercial loan positions in the middle-market and the growth of commercial loans. Overall, the commercial NPL ratio remained steady at 2.6% and the impaired commercial loan ratio decreased to 6.9% in the quarter.

In the second quarter of 2018, Provisions for loan losses for residential mortgage loans decreased compared to 1Q18 and 2Q17, representing a release of provisions due to the improving asset quality of this portfolio. In the quarter, the NPL ratio of mortgage loans fell 10bp to 1.7% and the impaired mortgage loan ratio reduced on a QoQ basis to 5.0%. Loan to value (LTV) ratios at origination also remained healthy in this product.

11

Provision for loan losses (Ch$ Million)

	Quarter			Change%
	2Q18	1Q18	2Q17	2Q18/2Q17	2Q18/1Q18
Gross provisions	(69,228)	(63,529)	(49,898)	38.7%	9.0%
Charge-offs[1]	(35,211)	(32,695)	(47,379)	(25.7)%	7.7%
Gross provisions and charge-offs	(104,439)	(96,224)	(97,277)	7.4%	8.5%
Loan loss recoveries	24,438	20,819	20,767	17.7%	17.4%
Provision for loan losses	(80,001)	(75,405)	(76,510)	4.6%	6.1%
Cost of credit[2]	1.1%	1.1%	1.1%	(0.7)%	3.0%
Total loans[3]	29,233,928	28,344,394	27,156,024	7.7%	3.1%
Total Loan loss allowances (LLAs)	(805,071)	(810,390)	(799,442)	0.7%	(0.7)%
Non-performing loans[4] (NPLs)	650,010	659,347	587,107	10.7%	(1.4)%
NPLs consumer loans	101,514	108,541	90,523	12.1%	(6.5)%
NPLs commercial loans	387,289	381,614	338,729	14.3%	1.5%
NPLs residential mortgage loans	161,207	169,192	157,855	2.1%	(4.7)%
Impaired loans[5]	1,803,077	1,825,702	1,705,257	5.7%	(1.2)%
Impaired consumer loans	295,043	312,948	309,040	(4.5)%	(5.7)%
Impaired commercial loans	1,034,931	1,035,616	966,085	7.1%	(0.1)%
Impaired residential mortgage loans	473,103	477,138	430,132	10.0%	(0.8)%
Expected loss ratio[6] (LLA / Total loans)	2.8%	2.9%	2.9%
NPL / Total loans	2.2%	2.3%	2.2%
NPL / consumer loans	2.2%	2.4%	2.0%
NPL / commercial loans	2.6%	2.6%	2.5%
NPL / residential mortgage loans	1.7%	1.8%	1.8%
Impaired loans / total loans	6.2%	6.4%	6.3%
Impaired consumer loan ratio	6.4%	6.8%	6.9%
Impaired commercial loan ratio	6.9%	7.2%	7.1%
Impaired mortgage loan ratio	5.0%	5.1%	4.9%
Coverage of NPLs[7]	123.9%	122.9%	136.2%
Coverage of NPLs non-mortgage[8]	151.2%	151.3%	172.4%
Coverage of consumer NPLs	263.9%	255.5%	328.8%
Coverage of commercial NPLs	121.7%	121.6%	130.6%
Coverage of mortgage NPLs	40.9%	40.7%	37.5%

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.

2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.

3. Includes interbank loans.

4. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.

5. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.

6. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the SBIF’s guidelines.

7. LLA / NPLs.

8. LLA of commercial and consumer loans / NPLs of commercial and consumer loans.

12

Net fee and commission income

Greater customer loyalty & satisfaction fueling fees

In 2Q18, fee income increased 4.4% compared to 1Q18 and 9.7% compared to 2Q17. By products, the biggest contributor to fee income growth was collection fees due to higher rebates paid by insurance companies. The effects of cross-selling were reflected in the increase in loyal clients and the consequential strong growth seen in credit and debit card fees, insurance brokerage fees and asset management.

Fee Income by client segment (Ch$ Million)

	Quarter			Change%
	2Q18	1Q18	2Q17	2Q18/2Q17	2Q18/1Q18
Retail banking[1]	52,660	59,178	53,087	(0.8)%	(11.0)%
Middle-market	9,116	9,081	9,117	0.0%	0.4%
Global corporate banking	8,164	10,495	5,901	38.4%	(22.2)%
Others	8,884	(3,260)	3,733	138.0%	(372.5)%
Total	78,824	75,494	71,838	9.7%	4.4%

1. Includes fees to individuals and SMEs.

Fees in the Middle-market were flat compared to 2Q17 and increased 0.4% compared to 1Q17. As the economy continues to recover, we expect a higher growth rate of fees in this segment as customer loyalty has been expanding with Loyal Middle-market and SME clients grew 2.5% YoY. Fees in SCIB decreased 22.2% compared to 1Q18 after a strong first quarter in financial advisory services, however compared to 2Q17 this segment increased 38.4%. Fees in this segment are deal driven and, therefore, tend to vary significantly from quarter to quarter. The strength of the Bank in providing value added non-lending services, such as cash management and financial advisory services should continue to drive fee income in SCIB. The decrease in Retail fees is mainly explained by the decrease in fee income from ATM cards due to the optimization of our ATM network during 2017. This negatively affects fees, but has a positive impact on costs and efficiency (See Operating expenses and Efficiency.) However, client loyalty continues to rise in retail banking with loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment grew 7.8% YoY. Among Mid-income earners, loyal customers increased 6.6% YoY. The rise in other fees reflects higher rebates from insurance companies that are not assigned to any segments.

1. Loyal high income and middle income customers with 4 products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME + Middle-market cross-selling differentiated by client size using a point system that depends on number of products, usage of products and income net of risk.

13

By products, the evolution of fees was as follows:

Fee Income by product (Ch$ Million)

	Quarter			Change%
	2Q18	1Q18	2Q17	2Q18/2Q17	2Q18/1Q18
Credit, debit & ATM card fees	14,703	15,222	14,084	4.4%	(3.4)%
Asset management	11,379	11,259	10,831	5.1%	1.1%
Insurance brokerage	9,883	8,941	9,209	7.3%	10.5%
Guarantees, pledges and other contingent op.	8,195	8,136	8,722	(6.0)%	0.7%
Collection fees	14,389	8,928	13,455	6.9%	61.2%
Checking accounts	8,278	8,254	7,802	6.1%	0.3%
Brokerage and custody of securities	2,444	2,274	2,308	5.9%	7.5%
Other	9,553	12,480	5,426	76.0%	(23.5)%
Total fees	78,824	75,494	71,838	9.7%	4.4%

Total financial transactions, net

Lower results from ALM portfolio reduces gains from financial transactions, net

Results from Total financial transactions, net was a gain of Ch$18,560 million in 2Q18, a decrease of 47.6% compared to 2Q17 and of 20.1% compared to 1Q18. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank’s spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong appreciation or depreciation of the exchange rate.

Total financial transactions, net (Ch$ Million)

	Quarter			Change%
	2Q18	1Q18	2Q17	2Q18/2Q17	2Q18/1Q18
Net income (expense) from financial operations[1]	18,321	(27,174)	3,623	405.7%	167.4%
Net foreign exchange gain[2]	239	50,395	31,782	(99.2)%	(99.5)%
Total financial transactions, net	18,560	23,221	35,405	(47.6)%	(20.1)%

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.

2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

14

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net by business (Ch$ Million)

	Quarter			Change%
	2Q18	1Q18	2Q17	2Q18/2Q17	2Q18/1Q18
Client treasury services	24,449	15,704	21,387	14.3%	55.7%
Non-client treasury income[1]	(5,890)	7,517	14,018	(142.0)%	(178.4)%
Total financ. transactions, net	18,560	23,221	35,405	(47.6)%	(20.1)%

1. Non client treasury income. These results includes interest income and the mark-to-market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues reached a gain of Ch$ 24,449 million in the quarter, an increase of 55.7% compared to 1Q18 and 14.3% compared to 2Q17. The movement of client treasury revenue, which usually makes up the bulk of our treasuring income, reflects the demand on behalf of clients for treasury products, mainly for their hedging needs and market making. The Bank had a good 2Q18 in Debt Capital Markets and Market Making following a weak 1Q18. As the economic recovery continued in the quarter the demand for treasury products also continued to recover, driving growth in this line of business.

Non-client treasury totaled a loss of Ch$5,890 million in the quarter. The Bank’s fixed income liquidity portfolio is mainly comprised of Chilean sovereign risk and U.S. treasuries. In the first semester of 2018 the long-term interest rate went up, particularly in the second quarter, leading to lower results from our ALM liquidity positions. In 2017, on the other hand, the long-term interest rates on Chilean sovereign instruments fell significantly, resulting in positive mark-to-market gains.

15

Operating expenses and efficiency

Continued improvements in productivity and digitalization lead to an efficiency ratio of 39.6% in 6M18

The Bank’s efficiency ratio reached 39.6% in 6M18 compared to 40.2% in the same period of last year. The improvement of the efficiency ratio is mainly due to the various initiatives that the Bank has been implementing to improve productivity and efficiency through digitalization. In 2Q18, Operating expenses, excluding Impairment and Other operating expenses increased 8.9% QoQ and increased 6.6% YoY. The increase compared to 1Q18 is mainly due to seasonality.

Operating expenses (Ch$ Million)

	Quarter			Change%
	2Q18	1Q18	2Q17	2Q18/2Q17		2Q18/1Q18
Personnel salaries and expenses	(104,061)	(89,516)	(101,350)	2.7%		16.2%
Administrative expenses	(62,710)	(62,155)	(54,383)	15.3%		0.9%
Depreciation & amortization	(19,260)	(19,180)	(18,778)	2.6%		0.4%
Operating expenses[1]	(186,031)	(170,851)	(174,511)	6.6%		8.9%
Impairment of property, plant and Equipment	-	(39)	(165)	--%		--%
Branches	376	379	406	(7.4)%		(0.8)%
Standard	296	299	338	(12.4)%		(1.0)%
WorkCafé	24	22	7	242.9%		9.1%
Middle-market centers	8	7	8	0.0%		14.3%
Select	48	51	53	(9.4)%		(5.9)%
ATMs	1,001	948	1,059	(5.5)%		5.6%
Employees	11,453	11,444	11,068	3.5%		0.1%
Efficiency ratio[2]	40.5%	38.7%	40.4%	-14	bp	-186	bp
YTD Efficiency ratio[2]	39.6%	38.7%	40.2%	+56bp		-95	bp
Volumes per branch (Ch$mn)[3]	133,094	127,939	114,313	16.4%		4.0%
Volumes per employee (Ch$mn)[4]	4,369	4,237	4,193	4.2%		3.1%
YTD Cost / Assets[5]	1.9%	1.9%	1.9%

1. Excluding Impairment and Other operating expenses.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Loans + deposits over total branches.

4. Loans + deposits over total employees.

5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

Personnel expenses increased 2.7% in 2Q18 compared the same quarter of last year, in line with inflation. Total headcount rose 3.5% YoY, reflecting an expansion of the IT projects team during 6M18. Previously the Bank outsourced some IT projects that are now being done in-house, producing cost savings and project efficiencies.

16

Administrative expenses increased 15.3% YoY in 2Q18 due to the ongoing investments in digitalization and branch restructuring. IT expenses increased 22.7% YoY as the Bank launched various initiatives to automatize its processes. For example, the Chat Bot was launched during March of this year, with a capacity to answer more than 1,100 different questions. In the quarter, the Bank also increased its expenditure in cybersecurity. We also continued to improve our branches, opening four more Workcafés during the first half of the year. For this year, we will transform a total of 20 branches by the year end, with at least one in every region of Chile. In total, in the last twelve months, 7.4% of the Bank’s branch network was closed. Compared to 1Q18, we have increased the number of ATMS by 5.6%. Despite this increase, expenses for security and security and security transport services decreased 3.3% YoY, as we have strategically chosen locations with greater security and traffic of people.

1 Volumes= Loans+ Deposits

Amortization expenses increased 2.6% YoY mainly due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency.

17

Other operating income, net & corporate tax

Other operating income, net, totaled Ch$8,326 million in 2Q18, representing an increase of 330.4% QoQ and 143.5% YoY. Gross other operating income increased by Ch$2bn YoY and Ch$12bn QoQ in 2Q18 mainly as a result of higher gains from the liberation of provisions for non-credit contingencies. The lower loss from gross operating expenses in 2Q18 compared to 2Q17 was mainly due to the one-time charge of Ch$12 billion related to severance expenses recognized in 2Q17.

Other operating income, net and corporate tax (Ch$ Million)

	Quarter			Change%
	2Q18	1Q18	2Q17	2Q18/2Q17	2Q18/1Q18
Other operating income	18,257	6,307	16,049	13.8%	189.5%
Other operating expenses	(9,931)	(9,921)	(35,181)	(71.8)%	0.1%
Other operating income, net	8,326	(3,614)	(19,132)	143.5%	330.4%
Income from investments in associates and other companies	2,176	825	885	145.9%	163.8%
Income tax income (expense)	(40,031)	(44,553)	(31,143)	28.5%	(10.1)%
Effective income tax rate	20.5%	22.7%	17.1%

Income tax expenses in 2Q18 totaled Ch$40,031 million, a decrease of 10.1% QoQ and an increase of 28.5% YoY. On a QoQ basis, the lower effective tax rate is a seasonal effect mainly due to the deduction of real estate taxes paid on assets for leasing, which usually occurs in 2Q of each year. The effective tax rate in 6M18 reached 21.6% compared to 18.9% in 6M17. The rise in the effective tax rate was mainly due to the higher statutory tax rate. The statutory corporate tax rate in 2018 increased to 27.0% compared to 25.5% in 2017. The Bank’s effective tax rate should be approximately 22%-23% in 2018.

YTD income tax[1] (Ch$ Million)

			Change%
	Jun-18	Jun-17	Jun-18/Jun-17
Net income before tax	391,530	362,070	8.1%
Price level restatement of capital[2]	(61,951)	(52,432)	18.2%
Net income before tax adjusted for price level restatement	329,579	309,638	6.4%
Statutory Tax rate	27.0%	25.5%	+150	bp
Income tax expense at Statutory rate	(88,986)	(78,958)	12.7%
Tax benefits[3]	4,404	10,605	(58.5)%
Income tax	(84,584)	(68,351)	23.7%
Effective tax rate	21.6%	18.9%	+273bp

1. This table is for informational purposes only. Please refer to note 13 in our interim financials for more details.

2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.

3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

18

Section 6: Credit risk ratings

International ratings

The Bank has credit ratings from three leading international agencies.

Moody’s	Rating
Bank Deposit	A1/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	A1
Commercial Paper	P-1
Outlook	Stable

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Negative

Fitch	Rating
Foreign Currency Long-term Debt	A
Local Currency Long-term Debt	A
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	A
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

19

Section 7: Share performance

As of June 30, 2018

Ownership Structure:

Total Shareholder Return

Santander ADR vs. SP500 (Base 100 = 12/31/2017)

ADR price (US$) 6M18
06/30/18:	31.43
Maximum (6M18):	34.94
Minimum (6M18):	31.21

Market Capitalization: US$14.435 million
P/E 12month trailing*:	16.9
P/BV (06/30/18)**:	3.2
Dividend yield***:	4.2%

* Price as of June 30, 2018 / 12mth. earnings

** Price as of June 30, 2018/Book value as of 06/30/18

***Based on closing price on record date of last dividend payment.

Average daily traded volumes 6M18

US$ million

Total Shareholder Return

Santander vs IPSA Index (Base 100 = 12/31/2017)

Local share price (Ch$) 6M18
06/30/18:	51.27
Maximum (6M18):	52.98
Minimum (6M18):	47.52

Dividends:

Year paid	Ch$/share	% of previous year’s earnings
2015:	1.75	60%
2016:	1.79	75%
2017:	1.75	70%
2018:	2.25	75%

20

Annex 1: Balance sheet

Unaudited Balance Sheet

	Jun-18	Jun-18	Jun-17	Jun-18/Jun-17
	US$ Ths[1]	Ch$ Million		% Chg.
Cash and deposits in banks	2,217,487	1,450,015	1,344,043	7.9%
Cash items in process of collection	1,140,132	745,532	429,236	73.7%
Trading investments	418,364	273,568	700,334	(60.9)%
Investments under resale agreements	2,670	1,746	-	--%
Financial derivative contracts	3,416,146	2,233,818	2,215,654	0.8%
Interbank loans, net	45,475	29,736	235,512	(87.4)%
Loans and account receivables from customers, net	43,430,373	28,399,121	26,121,070	8.7%
Available for sale investments	4,448,887	2,909,127	2,169,845	34.1%
Held-to-maturity investments	-	-	-	--%
Investments in associates and other companies	46,325	30,292	25,179	20.3%
Intangible assets	93,372	61,056	59,343	2.9%
Property, plant and equipment	352,610	230,572	245,099	(5.9)%
Current taxes	16,246	10,623	5,969	78.0%
Deferred taxes	582,061	380,610	361,939	5.2%
Other assets	1,274,540	833,422	893,207	(6.7)%
Total Assets	57,484,689	37,589,238	34,806,430	8.0%

Deposits and other demand liabilities	12,429,665	8,127,758	7,195,893	12.9%
Cash items in process of being cleared	1,096,766	717,175	258,454	177.5%
Obligations under repurchase agreements	169,116	110,585	145,570	(24.0)%
Time deposits and other time liabilities	19,393,782	12,681,594	12,059,284	5.2%
Financial derivatives contracts	3,168,845	2,072,108	2,060,639	0.6%
Interbank borrowings	2,375,305	1,553,212	1,830,856	(15.2)%
Issued debt instruments	12,265,476	8,020,395	7,045,748	13.8%
Other financial liabilities	381,629	249,547	244,622	2.0%
Current taxes	-	-	-	--%
Deferred taxes	34,628	22,643	8,304	172.7%
Provisions	315,501	206,306	238,766	(13.6)%
Other liabilities	1,200,161	784,785	792,986	(1.0)%
Total Liabilities	52,830,873	34,546,108	31,881,122	8.4%

Equity
Capital	1,363,057	891,303	891,303	--%
Reserves	2,940,850	1,923,022	1,781,818	7.9%
Valuation adjustments	(43,306)	(28,318)	17,161	(265.0)%
Retained Earnings:
Retained earnings from prior years	-	-	-	--%
Income for the period	467,244	305,531	292,811	4.3%
Minus: Provision for mandatory dividends	(140,173)	(91,659)	(87,843)	4.3%
Total Shareholders' Equity	4,587,672	2,999,879	2,895,250	3.6%
Non-controlling interest	66,143	43,251	30,058	43.9%
Total Equity	4,653,816	3,043,130	2,925,308	4.0%

Total Liabilities and Equity	57,484,689	37,589,238	34,806,430	8.0%

1. The exchange rate used to calculate the figures in dollars was Ch$653.90 / US$1

21

Annex 2: YTD income statements

Unaudited YTD Income Statement

	Jun-18	Jun-18	Jun-17	Jun-18/Jun-17
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	1,665,044	1,088,772	1,074,843	1.3%
Interest expense	(594,475)	(388,727)	(412,234)	(5.7)%
Net interest income	1,070,569	700,045	662,609	5.6%
Fee and commission income	377,042	246,548	230,862	6.8%
Fee and commission expense	(141,046)	(92,230)	(86,201)	7.0%
Net fee and commission income	235,996	154,318	144,661	6.7%
Net income (expense) from financial operations	(13,539)	(8,853)	4,899	(280.7)%
Net foreign exchange gain	77,434	50,634	67,238	(24.7)%
Total financial transactions, net	63,895	41,781	72,137	(42.1)%
Other operating income	37,565	24,564	29,068	(15.5)%
Net operating profit before provisions for loan losses	1,408,026	920,708	908,475	1.3%
Provision for loan losses	(237,660)	(155,406)	(150,372)	3.3%
Net operating profit	1,170,365	765,302	758,103	0.9%
Personnel salaries and expenses	(296,035)	(193,577)	(194,026)	(0.2)%
Administrative expenses	(190,954)	(124,865)	(112,865)	10.6%
Depreciation and amortization	(58,786)	(38,440)	(36,400)	5.6%
Op. expenses excl. Impairment and Other operating expenses	(545,775)	(356,882)	(343,291)	4.0%
Impairment of property, plant and equipment	(60)	(39)	(349)	(88.8)%
Other operating expenses	(30,359)	(19,852)	(53,998)	(63.2)%
Total operating expenses	(576,194)	(376,773)	(397,638)	(5.2)%
Operating income	594,172	388,529	360,465	7.8%
Income from investments in associates and other companies	4,589	3,001	1,605	87.0%
Income before tax	598,761	391,530	362,070	8.1%
Income tax expense	(129,353)	(84,584)	(68,351)	23.7%
Net income from ordinary activities	469,408	306,946	293,719	4.5%
Net income discontinued operations	-	-	-	--%
Net income attributable to:
Non-controlling interest	2,164	1,415	908	55.8%
Net income attributable to equity holders of the Bank	467,244	305,531	292,811	4.3%

1. The exchange rate used to calculate the figures in dollars was Ch$653.90 / US$1

22

Annex 3: Quarterly income statements

Unaudited Quarterly Income Statement

	2Q18	2Q18	1Q18	2Q17	2Q18/2Q17	2Q18/1Q18
	US$ Ths[1]	Ch$ Million 4Q15			% Chg.

Interest income	857,501	560,720	528,052	550,875	1.8%	6.2%
Interest expense	(317,159)	(207,390)	(181,337)	(206,841)	0.3%	14.4%
Net interest income	540,343	353,330	346,715	344,034	2.7%	1.9%
Fee and commission income	187,175	122,394	124,154	115,567	5.9%	(1.4)%
Fee and commission expense	(66,631)	(43,570)	(48,660)	(43,729)	(0.4)%	(10.5)%
Net fee and commission income	120,544	78,824	75,494	71,838	9.7%	4.4%
Net income (expense) from financial operations	28,018	18,321	(27,174)	3,623	405.7%	167.4%
Net foreign exchange gain	365	239	50,395	31,782	(99.2)%	(99.5)%
Total financial transactions, net	28,384	18,560	23,221	35,405	(47.6)%	(20.1)%
Other operating income	27,920	18,257	6,307	16,049	13.8%	189.5%
Net operating profit before provisions for loan losses	717,191	468,971	451,737	467,326	0.4%	3.8%
Provision for loan losses	(122,344)	(80,001)	(75,405)	(76,510)	4.6%	6.1%
Net operating profit	594,846	388,970	376,332	390,816	(0.5)%	3.4%
Personnel salaries and expenses	(159,139)	(104,061)	(89,516)	(101,350)	2.7%	16.2%
Administrative expenses	(95,902)	(62,710)	(62,155)	(54,383)	15.3%	0.9%
Depreciation and amortization	(29,454)	(19,260)	(19,180)	(18,778)	2.6%	0.4%
Op. expenses excl. Impairment and Other operating expenses	(284,495)	(186,031)	(170,851)	(174,511)	6.6%	8.9%
Impairment of property, plant and equipment	-	-	(39)	(165)	--%	--%
Other operating expenses	(15,187)	(9,931)	(9,921)	(35,181)	(71.8)%	0.1%
Total operating expenses	(299,682)	(195,962)	(180,811)	(209,857)	(6.6)%	8.4%
Operating income	295,164	193,008	195,521	180,959	6.7%	(1.3)%
Income from investments in associates and other companies	3,328	2,176	825	885	145.9%	163.8%
Income before tax	298,492	195,184	196,346	181,844	7.3%	(0.6)%
Income tax expense	(61,219)	(40,031)	(44,553)	(31,143)	28.5%	(10.1)%
Net income from ordinary activities	237,273	155,153	151,793	150,701	3.0%	2.2%
Net income discontinued operations	-	-	-	-	--%	--%
Net income attributable to:
Non-controlling interest	976	638	777	265	140.8%	(17.9)%
Net income attributable to equity holders of the Bank	236,298	154,515	151,016	150,436	2.7%	2.3%

1. The exchange rate used to calculate the figures in dollars was Ch$653.90/ US$1

23

Annex 4: Quarterly evolution of main ratios and other information

(Ch$ millions)
Loans	2Q17	3Q17	4Q17	1Q18	2Q18

Consumer loans	4,469,821	4,477,196	4,557,692	4,595,908	4,641,646
Residential mortgage loans	8,861,371	8,935,539	9,096,895	9,269,711	9,523,157
Commercial loans	13,589,218	14,070,635	13,908,642	14,469,530	15,039,330
Interbank loans	235,614	278,215	162,684	9,245	29,795
Total loans (including interbank)	27,156,024	27,761,585	27,725,913	28,344,394	29,233,928
Allowance for loan losses	(799,442)	(809,021)	(815,773)	(810,390)	(805,071)
Total loans, net of allowances	26,356,582	26,952,564	26,910,141	27,534,004	28,428,857

Deposits
Demand deposits	7,195,893	7,270,501	7,768,166	8,175,608	8,127,758
Time deposits	12,059,284	12,591,871	11,913,945	11,968,775	12,681,594
Total deposits	19,255,177	19,862,372	19,682,111	20,144,383	20,809,352
Mutual funds (Off balance sheet)	5,562,941	5,524,308	5,056,892	5,386,644	5,557,028
Total customer funds	24,818,118	25,386,680	24,739,003	25,531,027	26,366,380
Loans / Deposits[1]	100.3%	101.0%	100.7%	98.0%	98.1%

Average balances
Avg. interest earning assets	29,917,624	29,572,154	30,028,486	30,708,458	31,754,813
Avg. Loans	27,036,649	27,149,550	27,506,354	27,885,150	28,806,711
Avg. assets	35,860,060	35,124,476	35,414,483	36,259,035	37,005,082
Avg. demand deposits	7,451,784	7,224,320	7,447,208	7,833,062	8,295,853
Avg equity	2,887,236	2,926,402	3,018,905	3,117,571	3,021,163
Avg. free funds	10,339,020	10,150,722	10,466,113	10,950,633	11,317,016

Capitalization
Risk weighted assets	27,133,274	27,863,424	27,911,835	28,530,059	29,945,320
Tier I (Shareholders' equity)	2,895,241	2,971,938	3,066,180	3,169,855	2,999,879
Tier II	799,032	814,651	815,072	820,002	827,024
Regulatory capital	3,694,273	3,786,590	3,881,252	3,989,856	3,826,903
Tier I ratio	10.7%	10.7%	11.0%	11.1%	10.0%
BIS ratio	13.6%	13.6%	13.9%	14.0%	12.8%

Profitability & Efficiency
Net interest margin (NIM)[2]	4.6%	4.3%	4.6%	4.5%	4.5%
Efficiency ratio[3]	40.4%	40.2%	42.8%	38.7%	40.5%
Costs / assets[4]	1.9%	2.0%	2.1%	1.9%	2.0%
Avg. Demand deposits / interest earning assets	24.9%	24.4%	24.8%	25.5%	26.1%
Return on avg. equity	20.8%	18.8%	17.8%	19.4%	20.5%
Return on avg. assets	1.7%	1.6%	1.5%	1.7%	1.7%
Return on RWA	2.2%	2.0%	1.9%	2.1%	2.1%

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(Ch$ millions)
Asset quality	Jun-17	Sep-17	Dec-17	Mar-18	Jun-18
Impaired loans[5]	1,705,257	1,788,048	1,803,173	1,825,702	1,803,077
Non-performing loans (NPLs) [6]	587,107	589,580	633,461	659,347	650,007
Past due loans[7]	330,156	335,832	339,562	352,363	363,124
Loan loss reserves	(799,442)	(809,021)	(815,773)	(810,390)	(805,071)
Impaired loans / total loans	6.3%	6.4%	6.5%	6.4%	6.2%
NPLs / total loans	2.2%	2.1%	2.3%	2.3%	2.2%
PDL / total loans	1.2%	1.2%	1.2%	1.2%	1.2%
Coverage of NPLs (Loan loss allowance / NPLs)	136.2%	137.2%	128.8%	122.9%	123.9%
Coverage of PDLs (Loan loss allowance / PDLs)	242.1%	240.9%	240.2%	230.0%	221.7%
Risk index (Loan loss allowances / Loans) [8]	2.9%	2.9%	2.9%	2.9%	2.8%
Cost of credit (prov expense annualized / avg. loans)	1.1%	1.1%	1.1%	1.1%	1.1%

Network
Branches	406	405	385	379	376
ATMs	1,059	937	926	948	1,001
Employees	11,068	11,052	11,068	11,444	11,453

Market information (period-end)
Net income per share (Ch$)	0.80	0.73	0.71	0.80	0.82
Net income per ADR (US$)	0.48	0.46	0.46	0.53	0.50
Stock price	42.24	47.59	48.19	50.88	51.27
ADR price	25.41	29.71	31.27	33.51	31.43
Market capitalization (US$mn)	11,971	13,997	14,732	15,855	14,435
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471

Other Data
Quarterly inflation rate[9]	0.7%	0.0%	0.5%	0.6%	0.7%
Central Bank monetary policy reference rate (nominal)	2.50%	2.50%	2.50%	2.50%	2.50%
Observed Exchange rate (Ch$/US$) (period-end)	663.80	639.15	616.85	604.67	653.90

1. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits)

2. NIM = Net interest income annualized divided by interest earning assets

3. Efficiency ratio =(Net interest income+ net fee and commission income +financial transactions net + Other operating income +other operating expenses) divided by (Personnel expenses + administrative expenses + depreciation). Excludes impairment charges

4. Costs / assets = (Personnel expenses + adm. Expenses + depreciation) / Total assets

5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

6. Capital + future interest of all loans with one installment 90 days or more overdue.

7. Total installments plus lines of credit more than 90 days overdue.

8. Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index.

9. Calculated using the variation of the Unidad de Fomento (UF) in the period.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: August 13, 2018